Exhibit 99.1

Chairman’s Address

2017 Annual General Meeting

Lucy Turnbull, AO

17 November 2017

Dear Fellow Shareholder,

On behalf of our Board, I would like to welcome you to the Prima BioMed Annual General Meeting for 2017.

As is customary I will highlight some of the key achievements during what has been an extremely busy year for our company. But first, I am saddened to announce that this will be my last address as your Company Chair. This is not a decision I have taken lightly. But after careful consideration, due to my extensive professional and personal commitments I feel the time is right for me to step down, however I am delighted that Dr Russell Howard will become the Company’s Chair effective from tomorrow.

Dr Howard is a highly regarded Australian scientist, industry executive and entrepreneur. Winner of the 2014 Advance Global Australian Award for his global impact on biotechnology and green chemisty, he has been a pioneer in the field of molecular parasitology. He lead the commercialization of “DNA Shuffling“ or “Molecular Breeding,” today widely used in molecular biology, has invented five patents and has over 150 scientific publications to his name.

As a senior executive with 15 years of CEO experience leading technology-based Life Science companies, most notably Nasdaq-listed Maxygen, Russell has led corporate development strategies to generate over 30 products marketed worldwide and raised over $250 million on the U.S. public equity market. He has a breadth of technical experience in product discovery and development for pharmaceuticals and has held positions at a number of leading research laboratories around the world. He is also currently Executive Chairman of biosimilars company NeuClone Pty Ltd.

I would also like to take this opportunity to farewell our long-serving Vice-Chairman Albert Wong and welcome Grant Chamberlain to the Board as a Non-Executive Director. Mr Chamberlain was Head of Mergers & Acquisitions and Financial Sponsors Australia at Bank of America Merrill Lynch until June 2017 and prior to joining Bank of America Merrill Lynch in 2013, Mr Chamberlain held senior positions at Nomura Australia and Deutsche Bank.

Albert has decided not to put himself up for re-election due to his growing number of business commitments which are proving to be too demanding on his time. On behalf of the Board I would like to thank Albert for his valued counsel over the years, especially through the Company’s recent transformation. We wish him well.

Albert and I leave your Company under sound stewardship from our fellow board members and excellent management team. It is today very different to the one we joined seven years ago. I remain a significant shareholder and will retain a keen interest in the progress of the business, which has transformed from having a single cancer vaccine to being a multi-product leader in the exciting field of immunotherapy. I have the utmost faith in the management team and am highly encouraged by the clinical and product development progress that has been under way since the acquisition of Immutep in 2014.

What better way to herald this transformation than through changing our company’s name to Immutep Ltd, as proposed in resolution 7, which realigns its corporate identity with our renewed product focus. Notably, the name is closely related to immunology and therapy. It is also derived from the Egyptian word, Imhotep – the God of medicine in ancient Egypt.

Immutep is already an established subsidiary of the Group with a strong reputation in the industry and is closely associated with the LAG-3 molecule, founded by our CMO and CSO, Dr Frédéric Triebel. We already own the naming rights, and many of the patents and partnerships are registered under the Immutep name. This also means that changing the name will be a smooth transition and be of minimal cost.

Subject to Resolution 7 being passed, CEO Marc Voigt will reveal the new company logo in his presentation at the end of the meeting. We believe that the rebranding of the business will assist in growing our reputation as the leader in LAG-3 globally and in attracting interest from within the industry as well as from investors. I sincerely hope you will support us in this decision.

As I mentioned, this past year has been a significant one for Prima BioMed in terms of industry developments and appearances. A highpoint was the inclusion of our Poster Presentation at the 53rd Annual American Society of Clinical Oncology (ASCO) Conference in Chicago, where we presented positive clinical data from the safety run-in phase of AIPAC, our European Phase IIb chemo-immunotherapy study in metastatic breast cancer. At ASCO it was clear that the approach of harnessing the immune system is gaining a lot of traction as the future frontier of cancer treatment with a particular focus on combination therapies.

The more recent European Society of Clinical Oncology (ESMO) 2017 Congress reinforced this view and saw Bristol-Myers Squibb’s LAG-3 antagonist antibody, Relatlimab, moving into late-stage development in combination with other agents. Global pharma companies are backing LAG-3 as a meaningful therapeutic target, and our AIPAC clinical trial of IMP321 is the most advanced clinical trial for a prospective immunotherapy drug related to LAG-3.

Encouragingly, IMP321 has also been granted its own unique International Non-proprietary Name (INN) by the World Health Organisation, called “Eftilagimod Alpha”. Each INN is a unique designated name to identify each pharmaceutical substance that is globally recognised and is public property. In future you will recognise this name being used in association with IMP321.

Our clinical programs for IMP321 are progressing well. AIPAC continues to recruit patients in new clinical sites across Europe and we have established a Clinical Advisory Board comprising internationally renowned clinicians to advise on the strategic development of IMP321 worldwide.

More recently, Prima presented new and encouraging data from the first and second cohorts of our Phase I Australian melanoma study of IMP321 in combination with Keytruda, TACTI-mel, at the Society for Immunotherapy of Cancer (SITC) 2017 Annual Meeting in America. Dr Frédéric Triebel also recently presented TACTI-mel data at the World Immunotherapy Congress in Basel, Switzerland.

Our pharma partners are very focused on the development of their drug candidates and continue to broaden our patent portfolio and LAG-3 interest around the world. Notably our partner Novartis reached a new milestone this year and GSK is moving forward with IMP731, despite a recent portfolio review following a change in CEO. Our intellectual property position has been strengthened with patents for IMP321 in the USA and Japan and IMP731, also in Japan.

We strengthened our financial position in June via a A$6.5 million capital raise with U.S. specialist healthcare investors through a registered direct offering of American Depositary Shares. Coupled with a significant milestone payment from Novartis and other R&D tax rebates, the current cash position is robust and has extended through to the end of calendar-year 2018.

Today, the Company is in a strong position due to the hard work of all of our people and I would like to thank CEO Marc Voigt and the rest of the team for their industrious efforts over the last 12 months, and to my fellow board members, especially Albert Wong who has been my deputy chair.

Finally, I would like to thank you, our shareholders, for your ongoing support. Marc Voigt, Frédéric Triebel and the rest of the team continue to work tirelessly to develop innovative new treatments for cancer and autoimmune diseases. I continue to believe that with our LAG-3 technology we can lead the way in bringing these novel treatments to market for the benefit of so many people afflicted by these diseases and for all of our stakeholders. I will continue to watch our company’s progress with great interest.

Yours sincerely,

Lucy Turnbull

Chairman

Prima Biomed